UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

ASML Holding N.V.

(Exact name of registrant as specified in its charter)

The Netherlands	025566	Not Applicable
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

De Run 6501

5504 DR Veldhoven

The Netherlands

(Address of principal executive offices) (Zip Code)

James A. McDonald

Skadden, Arps, Slate, Meagher & Flom (UK) LLP

40 Bank Street, Canary Wharf, London E14 5DS England

+44 (0)20 7519 7000

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period January 1 to December 31, 2020.

Section 1 - Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

ASML Holding N.V. has issued a Conflict Minerals Report for the period from January 1, 2020 to December 31, 2020. A copy of the Conflict Minerals Report is filed herewith as Exhibit 1.01 and is publicly available www.asml.com as well as the SEC’s EDGAR database at www.sec.gov. The website and the information accessible through it are not incorporated into this Form SD.

Section 2 – Exhibits

Exhibit No.	Description of Exhibit

1.01	Conflict Minerals Report as required by Item 1.01 and 1.02 of this Form SD.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

ASML HOLDING N.V. (Registrant)

Date: May 27, 2021	By:	/s/ Peter T.F.M. Wennink
Peter T.F.M. Wennink
Chief Executive Officer